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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QUESTCOR PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232808105

(Cusip Number)

Scott D. Elliott, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
(650) 614-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232808105

1.	Name of Reporting Person: MONTREUX EQUITY PARTNERS II SBIC, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 18,773,931 (See Item 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 19,437,977 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,437,977 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

2

CUSIP No. 232808105

1.	Name of Reporting Person: MONTREUX EQUITY MANAGEMENT II SBIC, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 18,773,931 (See Item 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 19,437,977 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,437,977 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

3

CUSIP No. 232808105

1.	Name of Reporting Person: HOWARD D. PALEFSKY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 18,773,931 (See Item 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 19,437,977 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,437,977 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

4

CUSIP No. 232808105

1.	Name of Reporting Person: DANIEL K. TURNER, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 18,773,931 (See Item 5)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 19,437,977 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,437,977 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.5% (See Item 5)

14.	Type of Reporting Person (See Instructions): IN

5

AMENDMENT NO. 2 TO
STATEMENT ON SCHEDULE 13D

     This Amendment No. 2 to a Statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the report on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2004 (the “Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on February 13, 2004, relating to shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used and defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

     The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirely to read as follows:

     This statement is filed on behalf of: (a) Montreux Equity Partners II SBIC, L.P. (“MEP”), (b) Montreux Equity Management II SBIC, LLC (the “General Partner”), (c) Howard D. Palefsky (“Mr. Palefsky”), and (d) Daniel K. Turner, III (“Mr. Turner”). As described in Item 6 below, MEP may be acting together with (i) Corporate Opportunities Fund, L.P. (“COF”), and (ii) Corporate Opportunities Fund (Institutional), L.P. (“COFI”, and together with COF, the “COF Funds”) for the purpose of voting shares of the Issuer, and therefore may be considered a group within the meaning of Rule 13d-5(b) solely for such purpose. Mr. Albert Hansen is a Manager and Member of SMM Corporate Management, LLC (“COF GP”). COF GP is the sole general partner of the COF Funds.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Albert Hansen received proxies from each of Paolo Cavazza, Claudio Cavazza, Defiante Farmaceutica L.D.A. (“Defiante Farma”), and Sigma Tau International S.A. (together with Messrs. Cavazza and Defiante Farma, the “Sigma Tau Group”) dated either May 13, 2004 or May 14, 2004, to vote all shares of Common Stock owned by such persons, which the Reporting Persons believe is an aggregate of 12,425,654 shares of Common Stock, at the 2004 annual meeting of shareholders (the “Annual Meeting”) of the Issuer to be held on May 17, 2004 (collectively, the “Sigma Tau Proxies”). Pursuant to the Sigma Tau Proxies, Mr. Hansen is directed to vote all of the shares of Common Stock held by the Sigma Tau Group at the Annual Meeting as follows:

•	To elect Howard D. Palefsky and Albert Hansen as directors of the Issuer and to take any and all actions, including, but not limited to, cumulative voting of all the shares of Common Stock that the Sigma Tau Group is entitled to vote in such manner and discretion so as to ensure the election of such nominees as directors of the Issuer.

•	To vote against the Issuer’s 2004 Non-Employee Directors’ Equity Incentive Plan, which provides for 1,250,000 shares of the Issuer’s common stock to be authorized for formula grants of non-qualified stock options to non-employee directors of the Issuer.

•	To ratify the Board of Directors selection of Ernst & Young LLP as the Issuer’s independent auditors for the fiscal year ending December 31, 2004.

     In accordance with Article II, Section 12 of the Amended and Restated Bylaws of the Issuer, the Sigma Tau Proxies were duly filed with the Secretary of the Company on May 13, 2004 and May 14, 2004. A copy of the Sigma Tau Proxies are attached hereto as Exhibit 2.

     The Series B Preferred and the Warrants contain certain limitations on the conversion or exercise thereof which make the Series B Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% (the “Restrictive Ownership Threshold”) of the Common Stock, unless the holder notifies the Issuer to increase the Restrictive Ownership Threshold. On February 12, 2004, MEP notified the Issuer to increase the Restrictive Ownership Threshold applicable to the Series B Preferred and Warrants held by MEP from 9.9% to 19.9%. On May 14, 2004, MEP notified the Issuer (the “May Notice”) to increase the Restrictive Ownership Threshold applicable to the Series B Preferred and Warrants held by MEP from 19.9% to 35%. A copy of the May Notice is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) There are 51,060,220 shares of Common Stock outstanding as of May 7, 2004 (the “Outstanding Shares”), as reported by the Issuer in its quarterly report on Form 10-Q for the period ended March 31, 2004. In addition there are 10,624,731 shares of Common Stock currently issuable upon conversion of all of the outstanding shares of Series B Preferred. Each share of Series B Preferred is currently entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such Series B Preferred, resulting in the total voting equivalence of 9,296,640 shares of Common Stock (the “Converted Shares”). The current voting equivalence of the 2,124,947 aggregate shares of Common Stock (the “MEP Series B Shares”) issuable upon the Series B Preferred currently held by the Reporting Persons is 1,859,329 (the “MEP Converted Shares”). In addition, the Reporting Persons may currently purchase an additional 679,982 shares of Common Stock upon conversion of the Warrants (the “MEP Warrant Shares”).

     By reason of the understanding among MEP and the COF Funds described in Items 4 and 6 herein, MEP and the COF Funds may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer. Based on information set forth in Amendment No. 1 to Schedule 13D filed by the COF Funds on February 13, 2004 (the “COF Schedule 13D”), the COF Funds beneficially own a total of 3,187,420 shares of Common Stock (the “COF Series B Shares”) that are currently issuable upon conversion of 3,000 shares of Series B Preferred. The current voting equivalence of the COF Series B Shares is 2,788,992 (the “COF Converted Shares”). In addition, as reported in the COF Schedule 13D, the COF Funds may currently purchase an additional 1,019,974 shares of Common Stock (the “COF Warrant Shares”) upon conversion of a warrant to purchase shares of Common Stock which they hold. In addition, on May 13, 2004, Sigma Tau Group granted Albert Hansen a proxy to vote an aggregate of 12,425,654 shares of Common Stock owned by the Sigma Tau Group.

     Collectively, the Reporting Persons and the COF Funds, may be deemed to beneficially own a total of (i) 5,312,367 shares of Common Stock (the “Total Series B Shares”) that are currently issuable upon conversion of 5,000 shares of Series B Preferred, (ii) 1,699,956 shares of Common Stock that are currently issuable upon exercise of common stock purchase warrants (the “Total Warrant Shares”), and and (iii) 12,425,654 shares of Common Stock owned by the Sigma Tau Group with respect to voting such shares in accordance with the Sigma Tau Proxy at the Annual Meeting (the “Sigma Tau Shares”). The current voting equivalence of the Total Series B Shares is 4,648,321 (the “Total Converted Shares”).

     (i) Holdings if Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

	Aggregate Number of		Percentage of
	Shares Beneficially		Aggregate Shares	Percentage of
Reporting Person	Owned(1)		Outstanding (4)	Voting Shares (4)
Montreux Equity Partners II SBIC, L.P.	19,437,977		33.5%	32.7%
Montreux Equity Management II SBIC, LLC	19,437,977	(2)	33.5%	32.7%
Howard D. Palefsky	19,437,977	(3)	33.5%	32.7%
Daniel K. Turner, III	19,437,977	(3)	33.5%	32.7%

(1)	By reason of the understanding among MEP and the COF Funds described in Items 4 and 6 herein, MEP and the COF Funds may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer and the Reporting Persons may be deemed to share voting power over 16,234,620 shares of Common Stock deemed beneficially owned by the COF Funds and share dispositive power over 16,633,048 shares of Common Stock deemed beneficially owned by the COF Funds. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(3)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(4)	When deemed members of a group with the COF Funds, the percentage interest calculation of the Reporting Persons set forth herein for the aggregate number of outstanding shares (the “Aggregate Shares Outstanding”) was calculated by dividing the (A) sum of the Total Series B Shares plus the Total Warrant Shares plus the Sigma Tau Shares by (B) the sum of the Outstanding Shares plus the Total Series B Shares plus the Total Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth herein for the aggregate number of voting shares (the “Voting Shares”), was calculated by dividing the (X) sum of the Total Converted Shares plus the Total Warrant Shares plus the Sigma Tau Shares by (Y) the sum of the Outstanding Shares plus the Total Converted Shares plus the Total Warrant Shares.

     (ii) Holdings if Not Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are not deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the aggregate number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person pursuant to Rule 13d-3 of the Act is as follows:

	Aggregate Number of		Percentage of
	Shares Beneficially		Aggregate Shares	Percentage of
Reporting Person	Owned		Outstanding (3)	Voting Shares (3)
Montreux Equity Partners II SBIC, L.P.	2,804,929		5.3%	4.8%
Montreux Equity Management II SBIC, LLC	2,804,929	(1)	5.3%	4.8%
Howard D. Palefsky	2,804,929	(2)	5.3%	4.8%
Daniel K. Turner, III	2,804,929	(2)	5.3%	4.8%

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(3)	When not deemed members of a group with the COF Funds, the percentage interest calculation of the Reporting Persons set forth herein for the Aggregate Shares Outstanding was calculated by dividing the (A) sum of the MEP Series B Shares plus the MEP Warrant Shares by (B) the sum of the Outstanding Shares plus the MEP Series B Shares plus the MEP Warrant Shares, while the percentage interest calculation of the Reporting Persons set forth herein for the Voting Shares, was calculated by dividing the (X) sum of the MEP Converted Shares plus the MEP Warrant Shares by (Y) the sum of the Outstanding Shares plus the MEP Converted Shares plus the MEP Warrant Shares.

     (b) (i) Holdings if Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

		Shared Power to		Sole Power to	Shared Power to
	Sole Power to Vote	Vote or Direct the		Dispose or Direct	Dispose or Direct
Reporting Person	or Direct the Vote	Vote (1)		Disposition	Disposition (1)
Montreux Equity Partners II SBIC, L.P.	0	18,773,931	(2)	0	19,437,977	(2)
Montreux Equity Management II SBIC, LLC	0	18,773,931	(2)	0	19,437,977	(2)
Howard D. Palefsky	0	18,773,931	(3)	0	19,437,977	(3)
Daniel K. Turner, III	0	18,773,931	(3)	0	19,437,977	(3)

(1)	By reason of the understanding among MEP and the COF Funds described in Items 4 and 6 herein, MEP and the COF Funds may be deemed to constitute a group under Rule 13d-5(b) for the purpose of voting shares of the Issuer and the Reporting Persons may be deemed to share voting power over 16,234,620 shares of Common Stock deemed beneficially owned by the COF Funds and share dispositive power over 16,633,048 shares of Common Stock deemed beneficially owned by the COF Funds. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(2)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(3)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

     (ii) Holdings if Not Deemed Members of a Rule 13d-5 Group with the COF Funds.

     If the Reporting Persons are not deemed to be members of a group with the COF Funds under Rule 13d-5(b) of the Act, the number of shares of Common Stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is as follows:

		Shared Power to		Sole Power to	Shared Power to
	Sole Power to Vote	Vote or Direct the		Dispose or Direct	Dispose or Direct
Reporting Person	or Direct the Vote	Vote		Disposition	Disposition
Montreux Equity Partners II SBIC, L.P.	0	2,804,929	(1)	0	2,804,929	(1)
Montreux Equity Management II SBIC, LLC	0	2,804,929	(1)	0	2,804,929	(1)
Howard D. Palefsky	0	2,804,929	(2)	0	2,804,929	(2)
Daniel K. Turner, III	0	2,804,929	(2)	0	2,804,929	(2)

(1)	The General Partner serves as investment manager to and general partner of MEP. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP. The General Partner disclaims beneficial ownership of such shares.

(2)	Mr. Palefsky and Mr. Turner are managing members of the General Partner, which serves as investment manager to and investment manager of MEP. By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP and the General Partner. Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     Albert Hansen received proxies from each of Paolo Cavazza, Claudio Cavazza, Defiante Farma, and Sigma Tau International S.A. (together with Messrs. Cavazza and Defiante Farma, the “Sigma Tau Group”) dated either May 13, 2004 or May 14, 2004, to vote all shares of Common Stock owned by such persons, which the Reporting Persons believe is an aggregate of 12,425,654 shares of Common Stock, at the 2004 annual meeting of shareholders (the “Annual Meeting”) of the Issuer to be held on May 17, 2004 (collectively, the “Sigma Tau Proxies”). Pursuant to the Sigma Tau Proxies, Mr. Hansen is directed to vote all of the shares of Common Stock held by the Sigma Tau Group at the Annual Meeting as follows:

•	To elect Howard D. Palefsky and Albert Hansen as directors of the Issuer and to take any and all actions, including, but not limited to, cumulative voting of all the shares of Common Stock that the Sigma Tau Group is entitled to vote in such manner and discretion so as to ensure the election of such nominees as directors of the Issuer.

•	To vote against the Issuer’s 2004 Non-Employee Directors’ Equity Incentive Plan, which provides for 1,250,000 shares of the Issuer’s common stock to be authorized for formula grants of non-qualified stock options to non-employee directors of the Issuer.

•	To ratify the Board of Directors selection of Ernst & Young LLP as the Issuer’s independent auditors for the fiscal year ending December 31, 2004.

     In accordance with Article II, Section 12 of the Amended and Restated Bylaws of the Issuer, the Sigma Tau Proxies were duly filed with the Secretary of the Company on May 13, 2004 and May 14, 2004. A copy of the Sigma Tau Proxies are attached hereto as Exhibit 2.

     The Series B Preferred and the Warrants contain certain limitations on the conversion or exercise thereof which make the Series B Preferred inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% (the “Restrictive Ownership Threshold”) of the Common Stock, unless the holder notifies the Issuer to increase the Restrictive Ownership Threshold. On February 12, 2004, MEP notified the Issuer to increase the Restrictive Ownership Threshold applicable to the Series B Preferred and Warrants held by MEP from 9.9% to 19.9%. On May 14, 2004, MEP notified the Issuer (the “May Notice”) to increase the Restrictive Ownership Threshold applicable to the Series B Preferred and Warrants held by MEP from 19.9% to 35%. A copy of the May Notice is attached hereto as Exhibit 3 and is incorporated by reference herein.

     Except as stated in this Item 6 or elsewhere in the Schedule 13D, to the best knowledge of each Reporting Person, no Reporting Person is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Title

1	Joint Filing Agreement among the Reporting Persons.

2	Proxies granted by Sigma Tau Group to Albert Hansen.

3	Notice from Montreux Equity Partners II SBIC, L.P. to Questcor Pharmaceuticals, Inc., dated May 14, 2004, instructing the Issuer to increase in the Restrictive Ownership Threshold of the Series B Preferred and the Warrants.

SCHEDULE 13D

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Partners II SBIC, L.P. is true, complete and correct.

Dated: May 14, 2004

Montreux Equity Partners II SBIC, L.P.

	By:	Montreux Equity Management II SBIC, LLC, its General Partner

	By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Montreux Equity Management II SBIC, LLC is true, complete and correct.

Dated: May 14, 2004

Montreux Equity Management II SBIC, LLC

	By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Howard D. Palefsky is true, complete and correct.

Dated: May 14, 2004
/s/ Howard D. Palefsky

Howard D. Palefsky

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Daniel K. Turner, III is true, complete and correct.

Dated: May 14, 2004
/s/ Daniel K. Turner, III

Daniel K. Turner, III

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc., dated as of May 14, 2004 is, and any amendments thereto signed by each of the undersigned and shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

     This joint filing agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: May 14, 2004

Montreux Equity Partners II SBIC, L.P.

	By:	Montreux Equity Management II SBIC, LLC, its General Partner

	By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing Member

Montreux Equity Management II SBIC, LLC

	By:	/s/ Daniel K. Turner, III

Daniel K. Turner, III, Managing Member

/s/ Howard D. Palefsky

Howard D. Palefsky

/s/ Daniel K. Turner, III

Daniel K. Turner, III

1

EXHIBIT 2

SIGMA TAU PROXIES

SIGMA TAU INTERNATIONAL S.A.

Société Anonyme

QUESTCOR PHARMACEUTICALS, INC. 3260 WHIPPLE ROAD UNION CITY, CALIFORNIA 94587	Proxy	2004 ANNUAL MEETING OF SHAREHOLDERS May 17, 2004

The undersigned hereby appoints and directs Albert Hansen or his designee(s), with full power of substitution, to act as attorneys and proxies of the undersigned, to vote all of the shares of the Common Stock of the Company which the undersigned is entitled to vote at the 2004 annual meeting of shareholders (the “Annual Meeting”) to be held on May 17, 2004 at 9:00 a.m. local time at the Omni Hotel, 500 California Street, San Francisco, California 94104, and at any and all adjournments or postponements thereof, with all of the powers which the undersigned would possess if personally present, upon and in respect of the following propositions and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the Annual Meeting.

The signed Proxy will be voted as directed, but if no instructions are specified, this signed Proxy will be voted for the propositions stated. If any other business is presented at such meeting, this signed Proxy will be voted by those named in this Proxy in their best judgment.

1.	To elect Howard D. Palefsky and Albert Hansen as directors of the Company and to take any and all actions, including, but not limited to, cumulative voting of all the shares of the Company’s common stock which the undersigned is entitled to vote in such manner and discretion so as to ensure the election of such nominees as directors of the Company.

2.	To approve the Company’s 2004 Non-Employee Directors’ Equity Incentive Plan, which provides for 1,250,000 shares of the Company’s common stock to be authorized for formula grants of non-qualifying stock options to non-employee directors of the Company.

       FOR ☐     AGAINST ☑     ABSTAIN ☐

3.	To ratify the Board of Directors selection of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending December 31, 2004.

       FOR ☑     AGAINST ☐     ABSTAIN ☐

Date: May 13, 2004	Sigma Tau International S.A. formerly known as (Sigma Tau Finance Holding S.A.)

By /s/ MR. LUCA CHECCHINATO -------------------------------------------------- Name: Mr. Luca Checchinato — Mr. Dominqué Audia Title: Directors
Shares owned: 8,152,597

Siège social: 18, Avenue de la Porte Neuve, L-2227 Luxembourg
R.C.S. Luxembourg: B 63.626

QUESTCOR PHARMACEUTICALS, INC. 3260 WHIPPLE ROAD UNION CITY, CALIFORNIA 94587	Proxy	2004 ANNUAL MEETING OF SHAREHOLDERS May 17, 2004

The undersigned hereby appoints and directs Albert Hansen or his designee(s), with full power of substitution, to act as attorneys and proxies of the undersigned, to vote all of the shares of the Common Stock of the Company which the undersigned is entitled to vote at the 2004 annual meeting of shareholders (the “Annual Meeting”) to be held on May 17, 2004 at 9:00 a.m. local time at the Omni Hotel, 500 California Street, San Francisco, California 94104, and at any and all adjournments or postponements thereof, with all of the powers which the undersigned would possess if personally present, upon and in respect of the following propositions and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the Annual Meeting.

The signed Proxy will be voted as directed, but if no instructions are specified, this signed Proxy will be voted for the propositions stated. If any other business is presented at such meeting, this signed Proxy will be voted by those named in this Proxy in their best judgment.

1.	To elect Howard D. Palefsky and Albert Hansen as directors of the Company and to take any and all actions, including, but not limited to, cumulative voting of all the shares of the Company’s common stock which the undersigned is entitled to vote in such manner and discretion so as to ensure the election of such nominees as directors of the Company.

2.	To approve the Company’s 2004 Non-Employee Directors’ Equity Incentive Plan, which provides for 1,250,000 shares of the Company’s common stock to be authorized for formula grants of non-qualified stock options to non-employee directors of the Company.

                     FOR     ☐     AGAINST     ☑     ABSTAIN     ☐

3.	To ratify the Board of Directors selection of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending December 31, 2004.

                     FOR     ☑     AGAINST     ☐     ABSTAIN     ☐

Date: May 13, 2004

CLAUDIO CAVAZZA

Claudio Cavazza

Shares owned: 1,756,781

QUESTCOR PHARMACEUTICALS, INC. 3260 WHIPPLE ROAD UNION CITY, CALIFORNIA 94587	Proxy	2004 ANNUAL MEETING OF SHAREHOLDERS May 17, 2004

The undersigned hereby appoints and directs Albert Hansen or his designee(s), with full power of substitution, to act as attorneys and proxies of the undersigned, to vote all of the shares of the Common Stock of the Company which the undersigned is entitled to vote at the 2004 annual meeting of shareholders (the “Annual Meeting”) to be held on May 17, 2004 at 9:00 a.m. local time at the Omni Hotel, 500 California Street, San Francisco, California 94104, and at any and all adjournments or postponements thereof, with all of the powers which the undersigned would possess if personally present, upon and in respect of the following propositions and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the Annual Meeting.

The signed Proxy will be voted as directed, but if no instructions are specified, this signed Proxy will be voted for the propositions stated. If any other business is presented at such meeting, this signed Proxy will be voted by those named in this Proxy in their best judgment.

1.	To elect Howard D. Palefsky and Albert Hansen as directors of the Company and to take any and all actions, including, but not limited to, cumulative voting of all the shares of the Company’s common stock which the undersigned is entitled to vote in such manner and discretion so as to ensure the election of such nominees as directors of the Company.

2.	To approve the Company’s 2004 Non-Employee Directors’ Equity Incentive Plan, which provides for 1,250,000 shares of the Company’s common stock to be authorized for formula grants of non-qualified stock options to non-employee directors of the Company.

FOR     ☐                         AGAINST     ☑                         ABSTAIN     ☐

3.	To ratify the Board of Directors selection of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending December 31, 2004.

FOR     ☑                         AGAINST     ☐                         ABSTAIN     ☐

Date: May 14, 2004

/s/ PAOLO CAVAZZA

Paolo Cavazza

Shares owned: 1,756,782

QUESTCOR PHARMACEUTICALS, INC. 3260 WHIPPLE ROAD UNION CITY, CALIFORNIA 94587	Proxy	2004 ANNUAL MEETING OF SHAREHOLDERS May 17, 2004

The undersigned hereby appoints and directs Albert Hansen or his designee(s), with full power of substitution, to act as attorneys and proxies of the undersigned, to vote all of the shares of the Common Stock of the Company which the undersigned is entitled to vote at the 2004 annual meeting of shareholders (the “Annual Meeting”) to be held on May 17, 2004 at 9:00 a.m. local time at the Omni Hotel, 500 California Street, San Francisco, California 94104, and at any and all adjournments or postponements thereof, with all of the powers to which the undersigned would possess if personally present, upon and in respect of the following propositions and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the Annual Meeting.

The signed Proxy will be voted as directed, but if no instructions are specified, this signed proxy will be voted for the propositions stated. If any other business is presented at such meeting, this signed proxy will be voted by those named in this Proxy in their best judgment.

1.	To elect Howard D. Palefsky and Albert Hansen as directors of the Company and to take any and all actions, including, but not limited to, cumulative voting of all the shares of the Company’s common stock which the undersigned is entitled to vote in such manner and discretion so as to ensure the election of such nominees as directors of the Company.

2.	To approve the Company’s 2004 Non-Employee Directors’ Equity Incentive Plan, which provides for 1,250,000 shares of the Company’s common stock to be authorized for formula grants of non-qualified stock options to non-employee directors of the Company.

                     FOR ☐       AGAINST ☒       ABSTAIN ☐

3.	To modify the Board of Directors selection of Ernst & Young, LLP as the Company’s independent auditors for the fiscal year ended December 31, 2004.

                     FOR ☒       AGAINST ☐       ABSTAIN ☐

Date: May 13, 2004

Defiante Farmaceutica L.D.A. (formerly known as
Defiante Farmaceutica Unipessoal L.D.A.)

By: /s/ RAFFAELE SANGUIGNI
Name: Raffaele Sanguigni
Title: Director

Shares owned: 759,493

EXHIBIT 3

MONTREUX EQUITY PARTNERS II SBIC, L.P.
2500 SAND HILL ROAD
SUITE 215
MENLO PARK, CA 94025

May 14, 2004

via Fedex and Facsimile (510) 400-0715

Questcor Pharmaceuticals, Inc.
3620 Whipple Road
Union City, California 94587
Attention:	Timothy E. Morris
Sr. VP Finance & Administration, CFO

Re:	Notice to Increase Restricted Ownership Percentage of Series B Convertible Preferred Stock and Warrant

Gentlemen:

     Pursuant to Section 10(g)(1) of the Certificate of Determination of Series B Convertible Preferred Stock (the “Certificate”) of Questcor Pharmaceuticals, Inc., a California corporation (the “Company”), and pursuant to Section 2(c)(1) of the Common Stock Purchase Warrant, dated as of January 15, 2003 (the “Warrant”), to purchase shares of Common Stock of the Company held by Montreux Equity Partners II SBIC, L.P., a California limited partnership (the “Holder”), the Holder hereby notifies you, effective as of the date hereof, that the Holder:

     (i) has increased its Restricted Ownership Percentage (as defined in the Certificate) of the Holder from 19.9% to 35.0%; and

     (ii) has increased the Restricted Ownership Percentage (as defined in the Warrant) of the Holder from 19.9% to 35.0%.

     The Holder reserves its right to further increase or to decrease its Restricted Ownership Percentage from time to time in accordance with the Certificate and the Warrant. Please confirm and acknowledge receipt of this notice by executing the attached Confirmation and returning it to the undersigned in the enclosed return Fedex envelope.

Sincerely,

Montreux Equity Partners II SBIC, L.P.

By:	Montreux Equity Management II SBIC, LLC, its general partner

By:	/s/ Howard D. Palefsky

Name:	Howard D. Palefsky

Title:	Managing Member